NATIONWIDE MUTUAL FUNDS
1000 Continental Drive, Suite 400
King of Prussia, Pennsylvania 19406

April 30, 2014

VIA EDGAR

Jeff Long
Staff Accountant
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Nationwide Mutual Funds (the “Registrant”) File Nos. 811-08495 and 333-40455

Dear Mr. Long:

Below you will find the Registrant’s responses to the comments conveyed by you on April 2, 2014 with regard to the financial statements for the series of the Registrant (each, a “Fund”) for the period ended October 31, 2013, except as noted below.  In connection with our responses to your comments, the Registrant acknowledges that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪
Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing; and

▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

1.
Comment – On October 11, 2013, multiple FORM N-SARs were re-filed for the Registrant.  Please provide an explanation for the re-filings.  In addition, the auditors’ signature is missing in a few of the re-filed documents.  Note that the SEC staff has requested that the Registrant include correspondence or a cover letter for a re-filing with the SEC.

Response – On October 11, 2013, multiple Nationwide Mutual Funds and Nationwide Variable Insurance Trust FORM N-SARs for several periods were re-filed due to the original filings being submitted as “unofficial and confirming copy only.”  Each such FORM N-SAR was re-filed by the Registrant’s sub-

administrator’s service provider, as discussed with the SEC.  In addition, the Internal Control letters filed with the following FORM N-SARs will be re-filed with the signature and city and state, as applicable, of the independent public accounting firm: October 31, 2011, December 31, 2011, and June 30, 2013.  Going forward, anytime the Registrant re-files such a report, the Registrant will include correspondence or a cover letter explaining the reason for the re-filing.

2.
Comment – Fund Commentary - NMF Alternatives Allocation Fund - The Fund holds credit default swaps.  If the credit default swaps are material, please include disclosure in the management discussion of Fund performance regarding the use and effect of credit default swaps on the Fund performance.

Response – The disclosure included in the management discussion of Fund performance will be reviewed with the Sub-Adviser going forward to ensure that credit default swaps exposure in the Fund is being disclosed in the narrative to the extent its impact on Fund performance is material.

3.	Comment – Average Annual Return table - Please consider disclosing the primary benchmark return in this table.

Response – The Funds will include the primary benchmark return in the average annual return table for the periods disclosed going forward.

4.	Comment – Shareholder Expense Example - Disclose the number of days used in the shareholder example.

Response – Registrant believes that Form N-1A Item 27(d)(1) permits a date range.  Among other things, the Item requires the following disclosure: “The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period [insert dates].”

We have considered this comment and believe the current disclosure of noting the period is appropriate disclosure.

5.
Comment – Statement of Investments (“SOI”) - The Nationwide Small Company Growth Fund has Software as a sub-category on the SOI.  The sector is over 25%, and the SEC staff did not see any disclosure in the prospectus on concentration in a specific sector.

Response – Registrant notes that the term Software is comprised of several different sectors, which are each less than 25%.  In addition, while the Fund does not specifically state that it will concentrate in a specific sector, it may, at times, end up doing so.  The Fund’s Sub-Adviser does not manage the Fund to concentrate in any particular sector but may end up doing so based on the small company securities it may acquire or sell according to its investment process.

Registrant further notes that the Fund’s prospectus includes a discussion in the principal investment strategies that the Fund may emphasize particular industry sectors and that the Fund’s prospectus includes sector risk in the principal risks.  As such, Registrant believes that this disclosure adequately addresses the issue.

6.	Comment – Statement of Investments - The Nationwide High Yield Bond Fund held Payment in Kind securities. Please disclose the cash and payment in kind rate in the security description.

Response – The Funds will include disclosure going forward for cash and payment in kind rates, as applicable.

7.	Comment – Statement of Investments - The Nationwide Money Market Fund held a holding called HLSS Servicer Advance Receivables Trust. The holding is tick marked as illiquid and liquid.

Response – The Fund will revise the disclosure going forward to reflect the reference security’s status as a 144A security that is illiquid.  Such security should have only been tick marked as illiquid.

8.
Comment – Fund Performance - The Nationwide Destinations Funds (e.g., the Nationwide Destination 2025) note that the Funds have increased their exposure to the Nationwide Alternatives Allocation Fund.  Upon review of the Fund prospectus, the SEC staff was unable to identify where the allocation is listed in the summary chart showing the target allocation.  Please consider disclosing this holding clearer as its own category in the chart.

Response – While the Nationwide Destinations Funds do not include allocation to a particular Underlying Fund, the Registrant has disclosure in each Nationwide Destinations Fund of the asset allocation to the underlying investments (e.g., stocks, bonds, TIPS, etc.) in the aggregate of all Underlying Funds.  Registrant believes that this disclosure is more relevant to shareholders.

9.
Comment – Financial Highlights - The Nationwide Fund portfolio turnover increased significantly from 2012 to 2013.  Has the Fund considered Item 16(e) in FORM N-1A noting why the significant change in portfolio turnover occurred in the registration statement?

Response – During the fiscal year ended October 31, 2013, the Fund terminated its then current Sub-Advisers and hired a new Sub-Adviser in June 2013. The new Sub-Adviser sold and purchased new securities once they became the Sub-Adviser to the Fund, which in turn increased the portfolio turnover rate from 29% for the year ended October 31, 2012 to 114% for the year ended October 31, 2013.  The SAI states generally that portfolio managers made more changes this year than in prior years, which Registrant believes meets the requirements of Item 16(e) of Form N-1A.

10.
Comment – Notes to the financial statements - Note 3 discusses the various advisory fees in place by the Funds.  For a Fund with a tiered management fee, please add disclosure noting the effective rate charged for the period.

Response – The Funds with a tiered management fee will disclose the effective rate charged for the reporting period going forward.

11.
Comment – Notes to the financial statements - Note 3 discusses the administrative services fees in place by class for each Fund.  For each class that charges an administrative services fee, please add disclosure noting the effective rate charged for the period.

Response – The Funds will disclose the effective rate charged by class for the reporting period going forward.

12.
Comment – Does the Nationwide Alternatives Allocation Fund have the ability to cover the full notional amount for the various credit default swaps that the Fund is selling protection?  Consider whether any additional disclosure should be included in the notes to the financial statements.

Response – The Fund can cover the full notional amount for the credit default swaps for which it has sold protection.  Registrant believes that the current disclosure regarding credit default swaps is appropriate.

13.
Comment – Investor Destinations Funds - For the Funds holding the Nationwide Contract, are there financial statements available that the shareholder can see to better understand the guarantee in place for this holding?

Response – The Nationwide Contract is an investment option that certain Funds invest in through Nationwide Life.  As discussed with the SEC staff, Nationwide Life is a private company and its audited financial statements are not publically available.

14.	Comment – Please include the standard Tandy representations in the Response Letter and provide responses within 30 days of April 2, 2014.

Response – Registrant has included the standard Tandy representations.

*           *           *

Registrant believes it has fully responded to each comment.  If you have any questions, please contact me by telephone at the number listed below.

Respectfully submitted, /s/Joseph Finelli Joseph Finelli Treasurer Nationwide Mutual Funds 1000 Continental Drive, Suite 400 King of Prussia, PA 19406 610-230-2849

 cc:          Eric E. Miller, Esq.
Prufesh R. Modhera, Esq.